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                                                                       EXHIBIT 6

BROADVIEW

                                                                 March 15, 1999

                                                                   CONFIDENTIAL
                                                                   ------------
Board of Directors
Go2Net, Inc.
999 3rd Avenue
Suite 4700
Seattle, WA 98104

Dear Members of the Board:

  We understand that Go2Net, Inc. ("Go2Net" or the "Company") and Vulcan Ventures Inc. ("Vulcan") propose to enter into a Stock Purchase Agreement (the "Agreement") pursuant to which Go2Net agrees to issue and sell to Vulcan 300,000 shares of Go2Net's Series A Preferred Stock ("Preferred Shares") for a purchase price of $1,000 per share (the "Stock Purchase"), payable in cash and a short-term promissory note. Vulcan shall have the right, at its option, at any time, to convert, subject to the terms of the Certificate of Designation of Series A Convertible Preferred Stock (the "Certificate") all or any portion of its Preferred Shares into that number of shares of Go2Net common stock equal to (i) the sum of (A) the purchase price of all Preferred Shares to be converted plus (B) any declared but unpaid dividends on such shares, divided by (ii) $66.11 (the "Conversion Price"), subject to adjustment according to the Certificate. The issuance and sale of 132,493 of the Preferred Shares pursuant to the Stock Purchase (the "Second Issuance") is conditioned upon, among other things (i) Vulcan's purchase of all common shares tendered (the "Tender Offer") up to 3,574,278 shares of Go2Net's Common Stock at a purchase price of $90.00 per share (the "Tender Price") in cash, and (ii) the election of a number of candidates designated by Vulcan that would constitute a majority of the directors of Go2Net's Board. In addition, Go2Net management has agreed to sell 1,425,722 shares of Go2Net common stock to Vulcan for $90.00 per share. The terms and conditions of the Stock Purchase and Tender Offer (together, the "Transaction") are more fully described in the Agreement.

  You have requested our opinion as to whether the Conversion Price and Tender Price are fair, from a financial point of view, to Go2Net shareholders.

  Broadview International LLC focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We will receive a fee from Go2Net upon the delivery of this opinion.

  In rendering our opinion, we have, among other things:

  1.) reviewed the terms of the Agreement, the Certificate and the Stock
      Purchase and Voting Agreement in the form of drafts dated March 14, 1999 furnished to us by Go2Net's legal counsel on March 14, 1999, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreements and certificate to be executed, except that we have been informed by Go2Net management that the agreements to be executed will provide for:

      (a) the sale of 300,000 Preferred Shares with 167,507 sold at the First Closing (as defined in the Agreement), and 132,493 being sold at the Second Closing (as defined in the Agreement);

      (b) a Conversion Price of $66.11 per share;

      (c) a Maximum Tender Number (as defined in the Agreement) of 3,574,278 and a Tender Price of $90.00 per share;

      (d) the sale of 1,425,722 shares of Go2Net common stock by Go2Net management to Vulcan for $90.00 per share; and

      (e) payment of $8 million of transaction fees by Go2Net pursuant to
          Section 10.3 of the Agreement;
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  2.) reviewed Go2Net's Form 10-K for its fiscal year ended September 30,
      1998, including the audited financial statements included therein, and Go2Net's Form 10-Q for the three months ended December 31, 1998, including the unaudited financial statements included therein;

  3.) reviewed quarterly financial projections for Go2Net for its fiscal years ending September 30, 1999 through September 30, 2001 prepared and provided to us by Go2Net management;

  4.) participated in discussions with Go2Net management concerning the operations, business strategy, financial performance and prospects for Go2Net;

  5.) discussed with Go2Net management its view of the strategic rationale for the Transaction;

  6.) discussed with Vulcan management its view of the strategic rationale for the Transaction;

  7.) reviewed recent equity analyst reports covering Go2Net;

  8.) reviewed the reported closing prices and trading activity for Go2Net
      Common Stock;

  9.) compared certain aspects of the financial performance of Go2Net with public companies we deemed comparable;

 10.) considered the implications on the Company's capital structure resulting from the Transaction, including the accelerated vesting of existing options to purchase Go2Net common stock;

 11.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

 12.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Go2Net. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Go2Net as to the future performance of Go2Net. We have neither made nor obtained an independent appraisal or valuation of any of Go2Net's assets.

  Based upon and subject to the foregoing, we are of the opinion that the Conversion Price and Tender Price are fair, from a financial point of view, to Go2Net shareholders.

  For purposes of this opinion, we have assumed that Go2Net is not currently involved in any material transaction other than the Transaction and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion. We express no opinion as to the price at which Go2Net Common Stock will trade at any time.

  This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Go2Net in connection with its consideration of the Transaction and does not constitute a recommendation to any Go2Net shareholder as to how such shareholder should vote on the Second Issuance or as to whether such shareholder should tender pursuant to the Tender Offer. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview International LLC hereby consents to references to and the inclusion of this opinion in its entirety in the Proxy Statement and Schedule 14D-9 to be distributed to Go2Net shareholders in connection with the Transaction.
                                          Sincerely,

                                          /s/ Broadview International LLC
                                          Broadview International LLC